Sarah Drake

Education

American Brewers Guild
Middlebury, VT
Master Brewer
July 2022

Lewis University
Romeoville, IL
B.S. in Biology
May 2018
3.75 GPA

Key Skills

Ekos
Arryved
ForkLift Training
SOPs
Auditing/Inspecting
Trackwise/eQMS ISO 9001
PAS X MES v2/v3
QlikSense
CFRs
cGMPs
SAP
LOGIC

Quality oriented professional with 3 years of experience in alcoholic beverage production with a focus on creating unique and innovative styles of beer.

Experience

Head Brewer • Hook Point Brewing LLC, Collierville, TN
May 2023 – Present

- Oversee all aspects of production.
- Ensure the adherence to proper manufacturing practices to guarantee the highest quality product.
- Perform routine maintenance on equipment.
- Actively research new brewing practices and methods.

Lead Brewer • Soul and Spirits Brewing, Memphis, TN
Nov 2021 – May 2023

- Organize production schedule and oversee daily operations.
- Create and brew original recipes.
- Operate 30 barrel and 3 barrel brewing systems.
- Trained on off flavors, causes, and solutions.
- Perform cellaring and packaging tasks including transfers, CIPs, and canning.
- Write SOPs according to best practices.
- Monitor inventory, create invoices, and maintain batch records via Ekos.

Senior Quality Specialist • CSL Behring LLC
Aug 2018 – Aug 2021

- Monitored each step in the fractionation process of plasma proteins including transfers via plate and frame filters.
- Determined release of finished products according to quality standards.
- Investigated deviations using root cause analysis and implemented solutions using corrective and preventative actions.
- Performed process and department audits to ensure compliance with standard procedures.
- Responsible for training new QAO on production processes.

Awards and Recognitions

- 2023 - Featured in Craft Brewed Magazine

- 2022 - Gold and silver awards at Tennessee Championship of Beers